Exhibit 99.1

Ming Shing Group Holdings Limited Announces Resignation of Director and Re-designation of Chief Executive Officer

Hong Kong, June 4, 2026 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its board of directors (the “Board of Directors”).

Ming Shing announces the resignation of Mr. Han YAN (“Mr. Yan”) as a director and chief executive officer of the Company and Mr. Dongjie LAO (“Mr. Lao”) as an independent director, chairman of the compensation committee, member of the nominating and corporate governance committee and member of the audit committee of the Company. Mr. Yan and Mr. Lao have indicated their resignation are for personal reasons and not due to any disagreement with the Company.

Following Mr. Lao’s resignation, on the same date, the Board has approved the re-designation of Ms. Tianhang Zhao as chairman of the compensation committee to fill the vacancy created by the resignation of Mr. Lao.

Following Mr. Yan’s resignation, on the same date, the Board has approved the re-designation of Mr. Zhijun Pan as Chief Executive Officer of the Company, effective June 4, 2026.

The Company would like to state that the appointment of Mr. Pan as Chief Executive Officer of the Company is temporary until a more suitable candidate has been identified. The Company has commenced the process to identify and screen individuals qualified to become the Company’s Chief Executive Officer. The Company will provide an update when a new Chief Executive Officer has been appointed.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk